UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 34)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMREP CORPORATION

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

032159105

(CUSIP Number)

Estate of Nicholas G. Karabots

P.O. Box 736

Ft. Washington, PA 19034

(215) 643-5800

__________________________________________________

 (Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l (e), §240.13d-l (f) or §240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032159105

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1.    Names of Reporting Persons.

Estate of Nicholas G. Karabots(1)

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]   .............................................................

            (b) [ ]   .............................................................

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3.    SEC Use Only..............................................................

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4.    Source of Funds (See Instructions) OO

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

      2(d) or 2(e)

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6.    Citizenship or Place of Organization

                  United States of America

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Number of Shares        7. Sole Voting Power

Beneficially                       0

Owned by Each        ------------------------------------------------------------

Reporting Person        8. Shared Voting Power

With

                       0

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9. Sole Dispositive Power

          0

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10. Shared Dispositive Power

          0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

          0

    -----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)

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13.   Percent of Class Represented by Amount in Row (11)   0.0%(2)

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14.   Type of Reporting Person (See Instructions) OO

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1 The Estate of Nicholas G. Karabots acquired the shares owned by Nicholas G. Karabots when Mr. Karabots passed away on February 1, 2021.

2 Based on 7,336,370 shares of Common Stock (as defined below) outstanding as of March 7, 2022 as reported by the Issuer in its Form 10-Q for the quarterly period ended January 31, 2022.

CUSIP No. 032159105

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1.    Names of Reporting Persons.

Constance Kolkka

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]   .............................................................

            (b) [ ]   .............................................................

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3.    SEC Use Only..............................................................

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4.    Source of Funds (See Instructions) OO

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

      2(d) or 2(e)

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6.    Citizenship or Place of Organization

                  United States of America

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Number of Shares        7. Sole Voting Power

Beneficially                       0

Owned by Each        ------------------------------------------------------------

Reporting Person        8. Shared Voting Power

With

                       0

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9. Sole Dispositive Power

          0

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10. Shared Dispositive Power

          0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

          0

    -----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)

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13.   Percent of Class Represented by Amount in Row (11)   0%(2)

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14.   Type of Reporting Person (See Instructions) IN

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CUSIP No. 032159105

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1.    Names of Reporting Persons.

      William J. Bonner, Jr.

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]   .............................................................

            (b) [ ]   .............................................................

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3.    SEC Use Only..............................................................

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4.    Source of Funds (See Instructions) OO

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

      2(d) or 2(e)

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6.    Citizenship or Place of Organization

                  United States of America

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Number of Shares        7. Sole Voting Power

Beneficially                       0

Owned by Each        ------------------------------------------------------------

Reporting Person        8. Shared Voting Power

With

                       0

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9. Sole Dispositive Power

          0

---------------------------------------------------------------------------------

10. Shared Dispositive Power

          0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

          0

    -----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)

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13.   Percent of Class Represented by Amount in Row (11)   0%(2)

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14.   Type of Reporting Person (See Instructions) IN

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CUSIP No. 032159105

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1.    Names of Reporting Persons.

      Andrea Duloc

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]   .............................................................

            (b) [ ]   .............................................................

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3.    SEC Use Only..............................................................

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4.    Source of Funds (See Instructions) OO

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

      2(d) or 2(e)

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6.    Citizenship or Place of Organization

                  United States of America

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Number of Shares        7. Sole Voting Power

Beneficially                       0

Owned by Each        ------------------------------------------------------------

Reporting Person        8. Shared Voting Power

With

                       0

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9. Sole Dispositive Power

          0

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10. Shared Dispositive Power

          0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

          0

    -----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)

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13.   Percent of Class Represented by Amount in Row (11)   0%(2)

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14.   Type of Reporting Person (See Instructions) IN

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CUSIP No. 032159105

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1.    Names of Reporting Persons.

      Despina McNulty

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]   .............................................................

            (b) [ ]   .............................................................

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3.    SEC Use Only..............................................................

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4.    Source of Funds (See Instructions) OO

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

      2(d) or 2(e)

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6.    Citizenship or Place of Organization

                  United States of America

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Number of Shares        7. Sole Voting Power

Beneficially                       0

Owned by Each        ------------------------------------------------------------

Reporting Person        8. Shared Voting Power

With

                        0

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9. Sole Dispositive Power

          0

---------------------------------------------------------------------------------

10. Shared Dispositive Power

          0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

          0

    -----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)

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13.   Percent of Class Represented by Amount in Row (11)   0%(2)

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14.   Type of Reporting Person (See Instructions) IN

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CUSIP No. 032159105

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1.    Names of Reporting Persons.

      Glendi Publications, Inc. 59-2235938

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]   ..........................................................

            (b) [ ].............................................................

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3.    SEC Use Only..............................................................

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4.    Source of Funds (See Instructions) OO

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

      2(d) or 2(e)

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6.    Citizenship or Place of Organization

                  Delaware

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Number of Shares        7. Sole Voting Power 3

Beneficially                       0

Owned by Each        ------------------------------------------------------------

Reporting Person        8. Shared Voting Power

With

                        0

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9. Sole Dispositive Power (2)

          0

---------------------------------------------------------------------------------

10. Shared Dispositive Power

         0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

          0

    -----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)

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13.   Percent of Class Represented by Amount in Row (11)   0.0% (2)

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14.   Type of Reporting Person (See Instructions) CO

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3] The Estate of Nicholas G. Karabots had sole voting and dispositive power with respect to all shares held by Glendi Publications, Inc.

CUSIP No. 032159105

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1.    Names of Reporting Persons.

      Kappa Media Group, Inc. 23-3047713

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]   ..........................................................

            (b) [ ].............................................................

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3.    SEC Use Only..............................................................

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4.    Source of Funds (See Instructions) OO

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items

      2(d) or 2(e)

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6.    Citizenship or Place of Organization

                   Pennsylvania

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Number of Shares        7. Sole Voting Power4

Beneficially                       0

Owned by Each        ------------------------------------------------------------

Reporting Person        8. Shared Voting Power

With

                        0

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9. Sole Dispositive Power (3)

         0

---------------------------------------------------------------------------------

10. Shared Dispositive Power

          0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

          0

    -----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)

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13.   Percent of Class Represented by Amount in Row (11)   0(2)

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14.   Type of Reporting Person (See Instructions) CO

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4 The Estate of Nicholas G. Karabots had sole voting and dispositive power with respect to all shares held by Kappa Media Group, Inc.

This Amendment No. 34 to Schedule 13D (“Amendment No. 34”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Nicholas G. Karabots and certain affiliates related to the common stock (the “Common Stock”), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the “Issuer”). The Statement has been previously amended by Amendment No. 33 to Schedule 13D filed on October 30, 2020, Amendment No. 32 to Schedule 13D filed on September 12, 2016, Amendment No. 31 to Schedule 13D filed on March 14, 2014, Amendment No. 30 to Schedule 13D filed on September 18, 2013, Amendment No. 29 to Schedule 13D filed on July 8, 2013, Amendment No. 28 to Schedule 13D filed on April 16, 2013, Amendment No. 27 to Schedule 13D filed on February 1, 2013, Amendment No. 26 to Schedule 13D filed on January 2, 2013, Amendment No. 25 to Schedule 13D filed on September 18, 2012, Amendment No. 24 to Schedule 13D filed on August 21, 2012, Amendment No. 23 to Schedule 13D filed on May 29, 2012, Amendment No. 22 to Schedule 13D filed on October 7, 2011, Amendment No. 21 to Schedule 13D filed on January, 3, 2011, Amendment No. 20 to Schedule 13D filed on November 10, 2011, Amendment No. 19 to Schedule 13D filed on September 30, 2010, Amendment No. 18 to Schedule 13D filed on September 9, 2010, Amendment No. 17 to Schedule 13D filed on May 2, 2008, Amendment No. 16 to Schedule 13D filed on January 11, 2008, Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994. In the event that any disclosure contained in this Amendment No. 34 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 34.

ITEM 1. SECURITY AND ISSUER

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 34.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby replaced entirely with the following:

(a) The names of the persons filing this statement are: (i) the Estate of Nicholas G. Karabots (the “Karabots Estate”), (ii) Glendi Publications, Inc., (iii) Kappa Media Group, Inc., (iv) Constance Kolkka, (v) William J. Bonner, Jr., (vi) Andrea Duloc, and (vii) Despina McNulty (collectively with Constance Kolkka, William J. Bonner, Jr., and Andrea Duloc, the “Executors”).

(b) The business address of the Karabots Estate, Glendi Publications, Inc., the Kappa Media Group, Inc., Constance Kolkka, William J. Bonner, Jr., Andrea Duloc, and Despina McNulty is:

P.O. Box 736, Ft. Washington, PA 19034

(c): William J. Bonner, Jr., Andrea Duloc, and Despina McNulty are each senior executives at Kappa Media Group, Inc. and Glendi Publications, Inc. Constance Kolkka is an administrative assistant at an elementary school in the Colonial School District in Plymouth Meeting, Pennsylvania.

(d): None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Constance Kolkka, William J. Bonner, Jr., Andrea Duloc, and Despina McNulty are citizens of the United States. Glendi Publications, Inc. is organized under the laws of Delaware. Kappa Media Group, Inc. is organized under the laws of Pennsylvania.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 34.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraph following the end of the previous disclosures:

On March 28, 2022, as reported by the Issuer in its Form 8-K filed on the same day, the Karabots Estate, Glendi Publications, Inc., and Kappa Media Group, Inc. sold, respectively, 102,000, 967,544, and 1,026,517 shares of Common Stock of the Issuer to the Issuer in a privately negotiated transaction at a price of $10.45 per share pursuant to Stock Purchase Agreements between each of such selling shareholders and the Issuer dated March 27, 2022 (the “Transaction”). The total number of shares of Common Stock sold in the Transaction was 2,096,061 shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended by deleting the paragraphs (a) and (b) thereof and inserting the following:

(a)       Mr. Nicholas G. Karabots passed away on February 1, 2021. Consequently, the Karabots Estate and the Executors of the Karabots Estate (William J. Bonner, Jr., Constance Kolkka, Andrea Duloc, and Despina McNulty) became beneficial owners of the shares of Common Stock previously reported on this Statement as owned by Mr. Karabots. The Karabots Estate had sole voting and sole dispositive power over the 102,000 shares of the Common Stock it owned directly, the 967,544 shares owned indirectly through Glendi Publications, Inc. and the 1,026,517 shares owned indirectly through Kappa Media Group, Inc. Each of the Executors had shared voting and shared dispositive power as to the 102,000 shares of the Common Stock owned directly by the Karabots Estate, the 967,544 shares owned indirectly through Glendi Publications, Inc. and the 1,026,517 shares owned indirectly through Kappa Media Group, Inc.

(b)       On March 28, 2022, all 2,096,061 shares of the Common Stock then beneficially owned by the Karabots Estate were sold to the Issuer in the Transaction described in Item 4 above. Such shares included 102,000 shares owned directly by the Karabots Estate, 967,544 shares owned indirectly through Glendi Publications, Inc. and 1,026,517 shares owned indirectly through Kappa Media Group, Inc.

(c)       As of the date of this Amendment No. 34, none of the Reporting Persons owned any oustanding shares of the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 34.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement pursuant to this Amendment No. 34 is hereby supplemented as follows:

Exhibit No.	Description
1.	Joint Filing Agreement, dated April 7, 2022.
2.	Common Stock Purchase Agreement, dated March 27, 2022, by and between the Estate of Nicholas G. Karabots and AMREP Corporation.
3.	Common Stock Purchase Agreement, dated March 27, 2022, by and between Kappa Media Group, Inc. and AMREP Corporation.
4.	Common Stock Purchase Agreement, dated March 27, 2022, by and between the Glendi Publications, Inc. and AMREP Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2022

ESTATE OF NICHOLAS G. KARABOTS

By:	/s/ William J. Bonner, Jr.
Name:	William J. Bonner, Jr.
Title:	Executor

By:	/s/ Constance Kolkka
Name:	Constance Kolkka
Title:	Executor

By:	/s/ Andrea Duloc
Name:	Andrea Duloc
Title:	Executor

By:	/s/ Despina McNulty
Name:	Despina McNulty
Title:	Executor

/s/ William J. Bonner, Jr.
William J. Bonner, Jr.

/s/ Constance Kolkka
Constance Kolkka

/s/ Andrea Duloc
Andrea Duloc

/s/ Despina McNulty
Despina McNulty

KAPPA MEDIA GROUP, INC.

By:	/s/ William J. Bonner, Jr.
Name:	William J. Bonner, Jr.
Title:	Vice President

Glendi Publications, Inc.

By:	/s/ William J. Bonner, Jr.
Name:	William J. Bonner, Jr.
Title:	Vice President